UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               TheStreet.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88368Q103
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                          40 Fulton Street, 24th Floor
                               New York, NY 10038
                            Tel. No.: (212) 587-2900
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 30, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                               PAGE 1 OF 9 PAGES
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                                  SCHEDULE 13D

CUSIP No. 88368Q103                                            Page 2 of 9 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          James J. Cramer

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          PF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                7         SOLE VOTING POWER

           NUMBER OF                      3,293,451.25
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          3,293,451.25

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,293,451.25

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%

14        TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 88368Q103                                            Page 3 of 9 Pages
          ---------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cramer Partners, L.L.C.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          N/A

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION



                                7         SOLE VOTING POWER

           NUMBER OF                      1,306,205
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          1,306,205

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,306,205

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%

14        TYPE OF REPORTING PERSON

          OO

CUSIP No. 88368Q103

Item 1.  Security and Issuer.

         The undersigned hereby amends the statement on Schedule 13D dated November 16, 1999, relating to the Common Stock (the "Common Stock"), par value $.01 per share of TheStreet.com, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at Two Rector Street, New York, NY 10006. The 3,293,451.25 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:

         The Shares were acquired as follows: 3,085,118 Shares were purchased with Mr. Cramer's personal funds prior to the initial public offering of the Company in private financings which took place in May and December of 1998. Of these Shares, 2,695,727 were originally Common Stock, 322,725 Shares were converted into Common Stock from the Company's Series A 9 1/2 Cumulative Preferred Stock, Series B 9 1/2 Cumulative Preferred Stock and Series C Preferred Stock immediately after the Company's initial public offering, 66,666 Shares were acquired on May 10, 1999 pursuant to the exercise of certain stock options previously granted to James Cramer and 83,333.25 Shares are considered beneficially owned by virtue of underlying stock options granted pursuant to the Employment Agreement (as defined in Item 6 below) which such options are exercisable commencing in February 2000.

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CUSIP No. 88368Q103

         The remaining 125,000 Shares were purchased with the personal funds of the Partnership in the amount of $2,112,413.36.

Item 5.  Interest in Securities of the Issuer.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 13.4% of the issued and outstanding shares of the Company. Specifically, James Cramer and the LLC beneficially own 13.4% and 5.3% of the issued and outstanding shares of the Company, respectively.

(b) The LLC has sole voting and dispositive power with respect to 1,306,205 Shares. James Cramer has sole voting and dispositive power with respect to: (a) 1,306,205 Shares directly owned by the LLC, by virtue of his position as manager of the LLC, (b) 232,071 Shares directly owned by a trust for his benefit (the "1999 GRAT"), of which he acts as trustee,
         (c) 1,213,415 Shares directly owned by a second trust for his benefit (the "1999 GRAT-2"), of which he also acts as trustee, (d) 333,427 Shares held directly by him, (e) 125,000 Shares held directly by the Partnership and (f) 83,333.25 Shares underlying stock options exercisable in February 2000 pursuant to the Employment Agreement.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein.

                                                               PAGE 5 OF 9 PAGES
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CUSIP No. 88368Q103

         Except where as noted, all of such purchases were made by the Partnership on the open market.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 of the Statement is hereby amended and restated to read in its entirety as follows.

         As discussed in Item 2 above, the Manager acts as investment adviser to the Partnership. James Cramer is the president of the Manager, the manager of the LLC and the trustee of the Trust.

         James Cramer and the Company entered into an employment agreement (the "Employment Agreement") in February 1999 pursuant to which he was granted an option to purchase 333,333 shares of Common Stock at an exercise price of $3.00 per share. The option becomes exercisable at a rate of 25% annually commencing in February 2000. Only 83,333.25 shares underlying the option have been included in the Shares reported in this statement.

         On June 17, 1999, James Cramer was granted an option by the Company to purchase 7,500 shares of Common Stock at $25.81 per share. The option is

                                                               PAGE 6 OF 9 PAGES
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CUSIP No. 88368Q103

exercisable beginning May 10, 2000. The shares underlying the option have not been included in the Shares reported in this statement.

         On December 30, 1999, James Cramer and the Company amended the Employment Agreement such that James Cramer agreed to forego salary in the amount of $275,000 for calendar year 2000 in exchange for being granted an option to purchase 30,000 shares of Common Stock at an exercise price of $19.00 per share. The option is exercisable beginning December 31, 2000. The Shares underlying the option have not been included in the Shares reported in this statement.

         Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit B      Transactions in Common Stock Within Past 60 Days

                                                               PAGE 7 OF 9 PAGES
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CUSIP No. 88368Q103

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000

                                          /s/ James J. Cramer
                                          -------------------
                                          James J. Cramer


                                          CRAMER PARTNERS, L.L.C.

                                          By: /s/ James J. Cramer
                                              -------------------
                                              Name:  James J. Cramer
                                              Title: Manager

                                                               PAGE 8 OF 9 PAGES
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CUSIP No. 88368Q103

                                    EXHIBIT B

                   Transactions in Common Stock of The Company
                           Within the Last Sixty Days

                    No. of Shares
Trade Dates         Purchased/Sold          Cost Per Share            Type
-----------         --------------          --------------            ----
  11/8/99                5,000                  14.250                 P
  11/8/99               16,400                  14.555                 P
  11/9/99               15,000                  14.979                 P
  11/15/99              25,000                  14.775                 P

                                                               PAGE 9 OF 9 PAGES